January 17, 2012

Via EDGAR and Overnight Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	Applied Micro Circuits Corporation
Form 10-K for the fiscal year ended March 31, 2011
Filed May 9, 2011
File No. 000-23193

Dear Ms. Ravitz:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated January 6, 2012, relating to the filing by Applied Micro Circuits Corporation (the “Company”) of its Form 10-K for the fiscal year ended March 31, 2011 (the “Form 10-K”). Set forth below are the Staff’s comments followed by our response.

Item 7. Management’s Discussion and Analysis, page 36

1.	We note your disclosure on page 4 that you are focusing your current transport investments on high growth 10G and beyond, data center, OTN and enterprise market opportunities while continuing to service the SONET/SDH market. Please tell us, and in your future filings disclose, the portion of your business that is represented, respectively, by (1) your 10G and faster Ethernet products and (2) your SONET/SDH products. Please also tell us, and in your future filings disclose, the known trends that are affecting your operating results in these two markets and consider disclosing trends that you anticipate will impact these markets.

As background, most of our newer Optical Transport Network (“OTN”) products are at speeds of 10 gigabit or more. The emergence of Cloud Computing, the unabated growth of data transported on the Internet and centralized intra-office data networks, and the need to move this data efficiently are the primary drivers for the transition within datacenter networks from 1 gigabit to 10 gigabit Ethernet solutions.

For the fiscal year ended March 31, 2011, revenues from our OTN and 10 gigabit Ethernet products represented approximately 61% of our total Transport revenues and our SONET/SDH and Legacy Switch products represented approximately 39% of total Transport revenues. In future filings, we will include the percentage of Transport revenue attributable to our OTN and 10 gigabit or faster Ethernet products and that attributable to our SONET/SDH and Legacy Switch products.

In future filings, we will also disclose that over time we believe customers will transition from the SONET/SDH standard to higher speed, lower power products that utilize the OTN standard in order to support the increasing demand for transmission of data over networks. However, the timing and extent of this transition is uncertain due to the significant investment that is needed to convert networks to the OTN standard. As such, the rate of conversion to the OTN standard is, in part, greatly influenced by global economic market conditions. Recessionary type market conditions will result in a slower transition of networks to the OTN standard. Additionally, there can be no assurance that our revenues will increase as the OTN standard is adopted. Our risk factor disclosures in future filings will be updated to include the issues described above.

Acknowledgments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding this matter, please contact the undersigned at (408) 542-8632.

Very truly yours,

/s/ L. William Caraccio

L. William Caraccio

Vice President and General Counsel

cc: Tim Buchmiller, Securities and Exchange Commission

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